UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3 )

                 HELENE CURTIS INDUSTRIES, INC.
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                        (Name of Issuer)

                          COMMON STOCK
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                 (Title of Class of Securities)

                           0004232361
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                         (CUSIP Number)

                     DAVID K. ROBBINS, ESQ.
            Fried, Frank, Harris, Shriver & Jacobson
   725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017
                        (213) 689-5800
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        January 16, 1996
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

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         This Statement relates to the Schedule 13D, dated May
13, 1994 (the "Schedule 13D"), by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 to the Schedule 13D, dated August 15, 1994 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D, dated December 16, 1994 ("Amendment No. 2" and, together with the
Schedule 13D and Amendment No. 1, the "Amended Schedule 13D"), with regard to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"), and constitutes Amendment No. 3 to the Schedule 13D ("Amendment No. 3"). The purpose of this Amendment No. 3 is to amend and supplement certain information contained in the Amended
Schedule 13D as set forth below.  Prior disclosure in the Amended
Schedule 13D inconsistent with this Amendment No. 3 is hereby superseded. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Amended Schedule 13D.

         1.  Item 4 is hereby amended to add the following:


ITEM 4.  Purpose of Transaction.
         ----------------------

         On January 16, 1996, SHOC sent a letter to Ronald J.
Gidwitz, President and Chief Executive Officer of the Company and the other members of the Board of Directors of the Company, the full text of which is set forth below:

     "When we invested in Helene Curtis in 1994, we believed the Company's common stock was significantly undervalued in the public markets. The Company has exceptional products. However, it appears to us that the intrinsic value of the Company's assets is not being recognized.

     Although there are a variety of ways to unlock that value, we believe the Board of Directors should give priority to the following two approaches: 1) sale of the Company or 2) increasing accountability of the Board and management to its public shareholders.

     As you know, 1995 was a year of consolidation in the personal care industry, culminating in the recently announced acquisition of Maybelline by L'Oreal S.A. This industry wide consolidation has resulted in shareholders realizing significant premiums on their investment. In view of the Company's strong product lines, we believe there would be many interested parties, including larger personal care products companies with the resources necessary to fully exploit the Company's brands. As confirmed by the recently announced operating results for the Company's third quarter, Helene Curtis appears to be making little progress in increasing the performance of its assets. Perhaps a company with greater resources than those presently available to Helene Curtis would be better able to maximize the potential inherent in Helene Curtis.

     We believe that accountability of management and directors is invaluable in maximizing performance. Effective corporate governance will focus management and directors on their foremost legitimate objective -- increasing shareholder values -- as opposed to simply preserving

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their positions at Helene Curtis.  That is why we believe that the dual class structure of the Company's common stock should be terminated.

     If the dual class structure ever had any usefulness, its utility has long ceased. For the past nine years the dual class has insulated the Board of Directors and management while the Company, which is not insulated from competition, has seen its margins decrease and its stock price underperform. Instead of being accountable to all stockholders, the Board of Directors and Management currently need only address your family concerns (the holders of 99% of the Class B Common Stock, but only approximately 30% of the entire equity interests in the Company). It is now time for the Board and Management to be responsive to all stockholders and not continue to act in ways that preclude stockholders from realizing full value for their investment in Helene Curtis. Once the safety net of the dual class structure is eliminated, the Board and senior managers will be properly focused on acting solely in the best interests of all Helene Curtis stockholders.

     The sunset provisions contained in the Company's Class B Common Stock provide an opportunity to return control of the Company to all the stockholders. The window period provided in the Company's charter for the outside directors to terminate the dual class structure is now open. It is in the best interest of the Company and all of the Company's stockholders that the outside directors of the Company elect to convert the Class B Common Stock into Common Stock at the end of the current second five year term as contemplated by the Company's charter. Failure to do so would constitute a breach of your fiduciary duties to the Company's stockholders.

     Eliminating the Class B Common Stock should eliminate the restraint on upward movement in the Company's stock price resulting from the overhang of supervoting stock. Abandoning the dual class device should not, however, unduly expose the Company to any perceived threats which may arise from a hostile, unsolicited takeover attempt. The Company already has an arsenal of anti-takeover defenses which virtually assures that any potential acquiror would have to negotiate with, and gain the approval of, the Company's Board. These defenses include a staggered Board, an anti-business combination charter provision, special advance notice Bylaw provisions for shareholder action and the special protections afforded by the Delaware Business Combination Statute (which statute was adopted after the Company implemented the dual class structure). We believe that the benefits generated by eliminating the dual class structure clearly outweigh any notional concerns about abusive takeover tactics.

         Our concerns are not solitary. I have had recent conversations with other significant Helene Curtis shareholders in which they expressed to me their concerns regarding the failure of the Company's Board to address the issues of maximizing shareholder value and corporate governance. Perhaps it would be useful and instructive for the Helene Curtis Board to hear directly the concerns of the Company's shareholders. Therefore, I request that you arrange a meeting among myself, other interested shareholders and the outside members of the Board regarding the above issues which are of concern to all Helene Curtis shareholders."

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                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 16, 1996

                             SHAMROCK HOLDINGS OF CALIFORNIA, INC.



                             By:   /s/ Stanley P. Gold
                                ----------------------
                                Name:  Stanley P. Gold
                                Title:  President






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